UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This is in continuation to our communication dated July 27, 2017, wherein we have duly informed that the Mumbai Bench of Hon’ble National Company Law Tribunal (NCLT), at its hearing held on July 27, 2017 has approved the Scheme of Arrangement amongst Videocon D2h Limited (“Transferor Company”) and Dish TV India Limited (“Transferee Company”) and their respective shareholders and creditors (“the Scheme”) under the provisions of Sections 230-232 and other applicable provisions of the Companies Act, 2013.

Further, this is to inform you that the Hon’ble NCLT order dated July 27, 2017, approving the said Scheme has been duly uploaded by the NCLT on its official website (http://nclt.gov.in/Publication/Mumbai_Bench/2017/Others/998.pdf).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 12, 2017

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman